July 29, 2015

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Earthstone Energy, Inc. Registration Statement on Form S-3 Filed July 2, 2015 File No. 333-205466

Dear Assistant Director Schwall:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated July 22, 2015 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

Comment 1.	Please obtain and file as exhibits new or revised opinion(s) of counsel to give effect to the following comments.

Response: Exhibit 5.1 filed with Amendment No. 1 to the Registration on Form S-3 has been revised to give effect to the two following comments.

Comment 2.

For each guarantee of the debt securities in your offering, there must be an opinion of counsel indicating that such guarantee is a legally binding obligation of the guarantor. See the guidance contained in Section II.B.1.e of Staff Legal Bulletin No. 19 (CF), which we refer to as “SLB 19.” SLB 19 is available at www.sec.gov/interps/ legal/cfslb19.htm. Also see Item 601(b)(5)(i) of Regulation S-K.

Response: Our counsel’s opinion referenced immediately above has been revised to indicate that all such guarantees will be a legally binding obligation of the guarantors. See Opinion Number 7 therein.
Comment 3.

Section II.B.1.e of SLB 19 provides that, in addition to opining on the law of the jurisdiction governing the instrument pursuant to which the guarantee is issued, “counsel must also consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion.” Each guarantor you name as a co-registrant in the offering was organized under the laws of the State of Texas. Therefore, counsel’s statement that it expresses “no opinion as to the laws of any jurisdiction” other than the federal laws of the United States and the State laws of Delaware and New York would result in the required binding obligation opinion being too narrow.

Response: All four of our potential guarantors are organized under and subject to the laws of the State of Texas. Our counsel’s opinion referenced above has been revised to include such laws.

Oral Comments Received from Mr. P.J. Hamidi of the SEC Staff:

Should include statement incorporating by reference any Exchange Act filings occurring between the date of the initial registration statement and its effectiveness.

Response. Pursuant to Question 123.05 of the Staff’s Compliance and Disclosure Interpretations, the suggested disclosure has been added to the third paragraph under “Incorporation of Certain Information by Reference” on page 24 of the prospectus.

Signatures of Guarantors should be confirmed/changed.

Response. All guarantor/additional registrants now reflect the correct authorized signatures.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 281-298-4246. You may also contact the Company’s counsel, Reid A. Godbolt, at 303-573-1600.

Regards,

/s/Frank A. Lodzinski

Frank A. Lodzinski

President and Chief Executive Officer